Exhibit 21.1

SUBSIDIARIES OF

IKARIA, INC.

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION
Ikaria Research, Inc.	Delaware
Ikaria Acquisition Inc.	Delaware
Ikaria International, Inc.	Delaware
Ikaria Therapeutics LLC	Delaware
Ikaria Development Subsidiary One LLC	Delaware
Ikaria Development Subsidiary Two LLC	Delaware
INO Therapeutics LLC (d/b/a Ikaria, INO Therapeutics LLC )	Delaware
Ikaria Japan K.K.	Japan
Ikaria Australia Pty Ltd	Australia
Ikaria Canada Inc.	Canada